Exhibit 6.4

EA
EVERGREEN	www.evergreenadvisorsllc.com
ADVISORS

CONFIDENTIAL

July 22, 2022

Mr. Jeff Muller

Chief Executive Officer
Radar USA Incorporated
417 North 8th Street

Philadelphia, PA 19123

Jeff,

Evergreen Advisors, LLC (“Evergreen”) is pleased to submit this proposal to provide CFO Advisory services to Radar USA (“The Company”). This letter outlines the services to be provided with respect to the engagement. The purpose of this letter (“Agreement”) and the attached Disclosure and Addendum attached is to set forth the scope of our engagement and terms under which you would retain Evergreen as your financial consultant.

Evergreen Advisors, LLC

Evergreen Advisors is a boutique middle market investment bank and corporate advisory firm focused on servicing organizations throughout their financial lifecycles to drive successful outcomes. Evergreen Advisors is based in Columbia, Maryland with offices in Tyson’s Corner, Virginia.

I.	Scope of Services to be Provided

1.	Perform all CFO functions for Radar USA, to include planning and participation in hiring a functional finance organization.

2.	Identify and manage all the Company’s financial requirements.

3.	Develop and document all financial internal accounting controls.

4.	Assist management in all budget and strategic planning needs. Focus on “forward accounting” requirements.

5.	Assist in the creation and management of the financial model that agrees to Business Plan.

6.	Assist management on Contract Pricing needs.

7.	Assist management in all cash management requirements.

8.	Assist management in any Banking needs. Also, any potential Investor needs.

9.	Assist the Company, when necessary, on managing outside tax and audit professionals.

10.	Providing advice and guidance on capital raise and finance needs.

11.	Other as defined by Management.

II.	Fees

The Company agrees to compensate Evergreen for these services as follows: A.

B.	Our normal hourly rate is $200 an hour, a guaranteed monthly minimum fee will equal $8,500 and the monthly fee will not exceed $15,000 per month, unless requested by Company and mutually agreed in writing. During initial financial assessment is completed (generally 1 to 2 months) - we anticipate approximately 15 hours per week.

C.	All fees paid to Evergreen shall be considered earned when received and are not refundable under any circumstances unless work is deemed to be inadequate. All payments will be made to Evergreen Advisors, LLC.

D.	All CFO chargeable hours will be reported to you monthly along with monthly invoice. Also, CFO services will be managed via an “Action Plan” updated every two weeks. Action plan includes all major action items and only are removed once item is completed.

Expense reimbursement shall be due and payable to Evergreen upon submission of an invoice to you for its reasonable and documented out-of-pocket expenses, including reasonable travel charges, incurred in connection with Evergreen’s activities pursuant to this Agreement; provided however, such expenses will not exceed $500 per instance without the prior written consent of the Company; and provided further that all travel (if required) shall be on an “economy class” basis. Expenses will be billed at no additional mark-up.

VI.	Miscellaneous

A.	Following completion of this engagement, Evergreen shall have the right, upon written consent of the Company which shall not be unreasonably withheld, to place advertisements in financial and other newspapers and journals at its own expense describing its services to the Company hereunder. Evergreen agrees to not to refer to the valuation of the Company in such advertisements but may refer to the function that Evergreen provided to the Company.

B.	The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

C.	Should Company mutually agree to hire Evergreen staff in a full-time capacity, Evergreen shall be due a one-time fee of 50% of annual compensation.

D.	During the course of this engagement and in the event of the sale of a significant amount of equity or a substantial portion of the assets of the business (constituting a change of control), Evergreen will be due a one time exit fee of $250,000.

VI.	Term of Engagement, Survival, Etc.

Evergreen’s engagement may be terminated by you at any time after the execution date of this Agreement after the initial term of ninety (90) days. upon thirty (30) business day’s written notice to that effect to Evergreen, however; the provisions of this Agreement relating Confidential Information and Indemnification, (paragraphs Ill and IV) will survive any termination for a period of thirty-six (36) months. If at least thirty (30 days) before the end of the Initial Term the party notifies the other party that it wishes to terminate this agreement this agreement will terminate at the end of the Initial Term.

In the event that either services are required and/or transactions result that are not as contemplated herein, the parties hereto shall negotiate in good faith to determine a mutually acceptable level of compensation.

This Agreement shall constitute the entire understanding between the Company, and Evergreen. Furthermore, a facsimile of signatures shall be legally binding. The parties agree that each such person is authorized to enter into this Agreement, and the Agreement shall be binding upon the Company, Evergreen and their respective successors and assigns.

Respectfully submitted:	AGREED AND ACCEPTED:

Evergreen Advisors, LLC	Radar USA

/s/ Frederick A. Shaw	/s/ Jeff Muller
Frederick S. Shaw, CPA Vice President	Jeff Muller
Chief Executive Officer

Date: 12/01/2022

Disclosure and Addendum
Information and Confidentiality

The Company will furnish Evergreen with business, financial and other information as Evergreen reasonably requested for this assignment (all such information so furnished being the “Information”}. The Company recognizes and confirms that Evergreen (i) will use and rely primarily on the Information and on information available from generally recognized public sources in performing services contemplated by this Agreement without having independently verified the same and (ii) does not assume responsibility for the accuracy or completeness of the Information.

As a result of executing this Agreement, the parties may each possess certain financial, business, market, and other information regarding the other, which information each acknowledges is proprietary and confidential information (collectively the “Confidential Information”). Each agrees to treat all Confidential Information regarding the other strictly in accordance with this Agreement and agrees that any Confidential Information will not be revealed, reported, published, or otherwise disclosed to any person other than as necessary to perform its duties hereunder. The term “Confidential Information” shall not include information that: (i) is or becomes publicly available, other than as a result of a party’s acts in breach of either this Agreement or any other confidentiality agreements or undertakings by which the party may be bound; (ii) is in a receiving party’s possession prior to disclosure by the other, as immediately disclosed and documented to the disclosing party; or (iii) is disclosed by a third party on a non- confidential basis and not in violation of any confidentiality agreement or undertaking. The parties acknowledge that the terms and provisions of this very Agreement constitute “Confidential Information” hereunder.

Agreement, Governing Law and Consent to Jurisdiction

This Agreement shall constitute the entire understanding between you and Evergreen. Furthermore, a facsimile of signatures shall be legally binding. The parties agree that each person who is a signatory hereto is authorized to enter into this Agreement, and this Agreement shall in all respects be governed by the laws of the State of Maryland. The par1ies hereto further irrevocably waive any objection to venue and any objection to an action or proceeding on the basis of an inconvenient forum. Service of process may be made upon either party by mailing a copy thereof to it, by certified or registered mail, at its address to be used for the giving of notices under this Agreement.

Hold Harmless

The Company agrees to indemnify and hold harmless Evergreen, its affiliates and their respective directors, officers, employees, agents and controlling persons (Evergreen and each such person being an “Indemnified Party”) from and against any and all losses, claims, damages and liabilities, joint or several, to which Evergreen may become subject under any applicable federal or state law, or ot11erwise, related to or arising outof any transaction contemplated by this Agreement or Evergreen’s engagement hereunder. In the event Evergreen is a named defendant in a court proceeding, the Company will reimburse any Indemnified Party, for all reasonable and customary expenses (including the reasonable fees and expenses of any Indemnified Party’s legal counsel) in connection with the investigation of, preparation for, or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such lndemnified Party is a party.

In the event that the foregoing indemnity is unavailable or insufficient to hold Evergreen and other indemnified parties harmless, then the Company shall contribute to amounts paid or payable by Evergreen and other indemnified parties in respect of such claims, losses, damages, liabilities, costs and expenses in such proportion as appropriately reflects the relative benefits received by, and, if applicable law does not permit allocation solely on the basis of benefits, fault of, the Company and Evergreen in connection with the matters as to which such claims, losses, damages, liabilities, costs and expenses relate and other equitable considerations, subject to the limitation that in any event Evergreen’s aggregate contributions in respect of such claims, losses, damages, liabilities, costs and expenses will not exceed the amount of fees actually received by Evergreen pursuant to this Agreement.

The Company will not be liable under the foregoing indemnification provision to the extent that any loss, damage, liability or expense is found to have resulted from an Indemnified Party’s willful misconduct and/or gross negligence.

Misc.

A.	The rights and obligations of the Company under this Agreement may not be assigned by the Company without the prior written consent of Evergreen and any other purported assignment shall be null and void. The Company acknowledges that any advice given by Evergreen to the Company pursuant to this Agreement is solely for the benefit and use of the Company and its Board of Directors.

B.	Evergreen has the right, in its sole discretion, to sub- contract any of its rights to provide services hereunder to qualified third parties in its sole discretion, so long as Evergreen remains the prime contractor of such services to the Company and shall be liable for the actions of any such third parties.